[Letterhead of Puglisi & Associates]



                                                     August 26, 1999



Securities and Exchange Commission
Attn: Ajay Mehra
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      BCD HITS Trust
         Registration Statement on
         Form N-2, File No. 333-24731
         ----------------------------

Dear Mr. Mehra:

         Pursuant to Rule 477 of the Securities Act of 1933, BCD HITS Trust, a Delaware business trust (the "Trust") hereby requests the withdrawal of its Registration Statement on Form N-2, File No. 333-24731, originally filed with the Securities and Exchange Commission (the "Commission") on April 8, 1997. The withdrawal is based on a request made by the Commission to withdraw the Registration Statement.

         In addition to filing this request under the EDGAR system, this letter will also be faxed to your attention. Acknowledgment will occur via the E-mail address provided with the EDGAR filing as well as faxed transmission acceptance to the Trust. If you have any questions with respect to this matter, please call either Jim Rothwell of Davis Polk & Wardwell at (212) 450-4806 or Christopher Cooper of the same firm at (212) 450-6102.



Very truly yours,


/s/ Donald J. Puglisi
---------------------------
Donald J. Puglisi
Trustee
BCD HITS Trust

Trust's Telephone Number:
(302) 738-6680
Trust's Facsimile Number:
(302) 738-7210


cc:   J. Rothwell, Davis Polk & Wardwell
      C. Cooper, Davis Polk & Wardwell